EARLYBIRDCAPITAL, INC.
275 Madison Avenue, Suite 2701
New York, New York 10016

June 24, 2014

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C.  20549

Re:	Garnero Group Acquisition Company Registration Statement on Form S-1; SEC File No. 333-196117

Ladies and Gentlemen:

In connection with the Registration Statement on Form S-1 of Garnero Acquisition Group Company (the “Company”), the undersigned, as representative of the underwriters of the proposed offering, hereby joins in the request of the Company that the effective date of said Registration Statement be accelerated to 4:00 p.m., New York time on June 25, 2014, or as soon thereafter as practicable.

Very truly yours, EarlyBirdCapital, Inc. By: /s/ Steven Levine Name: Steven Levine Title: CEO